Exhibit 99.1

This is a translation into English of the deed of amendment to the articles of association of a public limited liability company under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
INFLARX N.V.

On this, the twenty-fifth day of August two thousand and twenty-one, appeared before me, Paul Cornelis Simon van der Bijl, civil law notary at Amsterdam:
Esther Helena Maria Schreiber, born in Haarlemmermeer, on the twenty-fourth day of November nineteen hundred and ninety, employed at the offices of me, civil law notary, located at Beethovenstraat 400, 1082 PR Amsterdam.
The person appearing before me declared that the general meeting of shareholders of InflaRx N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its corporate seat in Amsterdam, the Netherlands (address: Winzerlaer Strasse 2, 07745 Jena, Germany, trade register number: 68904312) (the "Company"), held at Amsterdam, the Netherlands, on the twenty-fifth day of August two thousand and twenty-one has resolved to partially amend the Company's articles of association (the "Articles of Association").
The Articles of Association were most recently amended by a deed executed on the eighth day of November two thousand and seventeen before Paul Cornelis Simon van der Bijl, aforementioned civil law notary.
Further to this resolution the person appearing stated that the Articles of Association are amended as follows:
I.	Article 4 paragraph 1 will be:
"4.1	The Company's authorised share capital amounts to twenty-six million four hundred thousand euro (EUR 26,400,000).".
II.	Article 4 paragraph 2 will be:
"4.2	The authorised share capital is divided into:
a.	one hundred and ten million (110,000,000) ordinary shares; and
b.	one hundred and ten million (110,000,000) preferred shares,
each having a nominal value of twelve eurocents (EUR 0.12).".
FINAL STATEMENTS
Finally, the person appearing declared:
A.
that the Company's issued capital amounts to five million three hundred two thousand three hundred fifty-three euro and forty-eight eurocent (EUR 5,302,353.48), divided into forty-four million one hundred eighty-six thousand two hundred seventy-nine (44,186,279) ordinary shares, with a nominal value of twelve eurocent (EUR 0.12) each; and

B.	that the person appearing has been authorised by the abovementioned general meeting of shareholders to execute this deed.

The person appearing is known to me, civil law notary.
This Deed was executed in Amsterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the deed in substance to the person appearing, she declared that she had taken note of the contents of the deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the deed was signed by the person appearing and by me, civil law notary.
(signatures follow)

ISSUED FOR TRUE COPY (Signed: P.C.S. van der Bijl)